[redacted]

AB 3/5

SEC
Mail Processing Section
FEB 28 2013
Washington DC
401

UNI[TED STATES] SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. 20549

13013082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4041 N. High Street Suite 402
(No. and Street)

Columbus (City) Ohio (State) 43214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brenda Bittermann 614-255-5548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd Ste 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Bittermann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHIL Distributors, Inc., as of and year ended December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DINA TANTRA
Notary Public
In and for the State of Ohio
My Commission has no Expiration

NOTARIAL SEAL STATE OF OHIO

Brenda Bitt
Signature

PRESIDENT
Title

Dina Tantra
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BHIL DISTRIBUTORS, INC.

(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Financial Statements and Supplementary Information

December 31, 2012

(With Independent Auditors' Report Thereon)

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
BHIL Distributors, Inc.:

We have audited the accompanying financial statements of BHIL Distributors, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of BHIL Distributors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 26, 2013

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	433,364
Distribution fees receivable		588,802
Accounts receivable		37,014
Prepaid expenses		19,782
Deferred tax asset		26,046
Total assets	$	1,105,008
Liabilities and Shareholders' Equity		
Liabilities:		
Distribution fees payable	$	588,802
Due to Affiliate		87,340
Accounts payable and accrued expenses		14,951
Federal income taxes payable		7,862
Total liabilities		698,955
Shareholders' equity:		
Common stock, no par value; 1,500 shares authorized; 100 issued and outstanding at December 31, 2012		25,000
Additional paid-in capital		675,000
Accumulated deficit		(293,947)
Total shareholders' equity		406,053
Total liabilities and shareholders' equity	$	1,105,008

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Operations

Year ended December 31, 2012

Revenues:		
Underwriting service fees	$	312,779
Commissions		206,620
Total revenue		519,399
Operating expenses:		
Commissions		206,620
Allocation from parent		244,586
Regulatory and related		27,681
Professional services		16,550
Other expenses		1,499
Total operating expenses		496,936
Net operating income before taxes		22,463
Income tax provision		(7,862)
Net income	$	14,601

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Changes in Shareholders' Equity

Year ended December 31, 2012

	Shares outstanding		Common stock		Additional paid-in capital		Accumulated deficit		Total
Balance at December 31, 2011	100	$	25,000	$	675,000	$	(308,548)	$	391,452
Net income	—		—		—		14,601		14,601
Balance at December 31, 2012	100	$	25,000	$	675,000	$	(293,947)	$	406,053

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.

(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	14,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in distribution fees receivable		(29,613)
Increase in deferred tax asset		(26,046)
Decrease in accounts receivable		16,610
Decrease in prepaid expenses		2,692
Increase in distribution fees payable		29,613
Increase in due to affiliate		87,340
Increase in accounts payable and accrued expenses		2,052
Increase in federal income taxes payable		16,673
Net cash provided by operating activities		113,922
Cash and cash equivalents:		
At beginning of period		319,442
At end of period	$	433,364
Supplemental disclosure of cash flow information:		
Cash received for tax benefit	$	8,811

See accompanying notes to financial statements.

(1) Organization

BHIL Distributors, Inc. (the "Company" or "BHIL"), an Ohio Corporation incorporated on February 19, 2008, is an indirect wholly-owned subsidiary of Diamond Hill Investment Group, Inc. ("DHIL") and a direct subsidiary of Beacon Hill Fund Services, Inc. ("BHFS"). BHIL is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). BHIL is a limited purpose broker-dealer and serves solely as distributor and principal underwriter to various open-end registered investment companies (collectively, the "Funds").

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company's significant accounting policies:

(a) Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with two financial institutions and a deposit with FINRA.

(b) Accounts Receivable

Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2012.

(c) Revenue Recognition

Underwriting service fees are generally paid by affiliates of the Funds pursuant to underwriting/distribution agreements between the Funds, their affiliates, and the Company for the underwriting services performed by the Company.

Distribution fees represent 12b-1/service fees paid by the Funds pursuant to distribution agreements (the Agreements) between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to the investors. Receipts and payments of distribution fees are recorded on a net basis in the Statement of Operations as the nature of the relationship is considered an agency relationship in accordance with FASB ASC 605-45, *Revenue Recognition – Principal Agent Considerations*. Distribution payments represent 12b-1/service fees paid to third parties and an affiliated party. Distribution fees not paid to the selling brokers may be used to support other distribution related activities as allowed under the Agreements. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commissions earned by the Company) may include, but are not limited to, additional shareholder services, printing of prospectuses and reports used for sales

purposes, expenses of preparation and printing of sales literature, advertisements, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Distribution fees and payments are summarized below:

Distribution fees received	$	6,662,355
Distribution payments		(6,662,355)
Distribution fees received, net of payments	$	—

For certain classes of shares that have CDSC (Contingent Deferred Sales Charge) fee arrangements, BHIL pays front-end commissions to the selling broker and has future rights to 12b-1 distribution fees from the sale of said shares. BHIL has entered into arrangements with financing agents consisting substantially of an affiliated party, whereby the financing agents pay to BHIL an amount equal to the commissions paid to the selling broker, effectively selling the future rights to 12b-1 distribution fees. Therefore, commission payments and the selling of the 12b-1 stream to the financing agents are recorded on a gross basis in the Statement of Operations. An expense is recognized in the amount of the upfront commissions paid and revenue is recognized for the payment received from the financing agent.

(d) Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future temporary differences that currently exist between the tax basis and financial reporting basis of the Company's assets and liabilities. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in laws and rates could affect recorded deferred tax assets and liabilities in the future.

The Company has analyzed its tax positions taken on federal, state and local income tax returns for all open tax years (tax years ended December 31, 2009 through 2012) and has recognized no adjustments resulting from uncertain positions.

(3) Related Party Transactions

During the ordinary course of business, BHFS shares various services with the Company such as use of office facilities, equipment, personnel and other administrative services. BHFS allocates these shared expenses to the Company pursuant to an expense sharing agreement. The aggregate amount charged to the Company by BHFS was $244,586, for the year ended December 31, 2012. At December 31, 2012, BHIL had $61,294 in accounts payable due to BHFS for services under the expense sharing agreement and

(Continued)

$26,046 in amounts owed related to its deferred tax asset. The shared expenses would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2012, commission revenue for the Company consisted of $206,497 from an affiliated financing agent.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other shares accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2012, the Company had net capital under the Rule of $354,029, which was $307,432 in excess of its minimum required net capital of $46,597. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.9743 to 1.

(5) Regulatory Compliance

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of registered investment company shares. The Company does not hold customer funds or safekeep customer securities.

(6) Income Taxes

The operating results of the Company were included in the consolidated federal, state and city tax returns of DHIL and its subsidiaries. For financial reporting purposes, DHIL follows the policy of allocating the consolidated income tax provision among DHIL and its subsidiaries on a separate return basis, which includes, for subsidiaries with a tax loss, an allocated benefit from the consolidated group based upon the reduction in the current taxes otherwise payable by the group.

The provision for income taxes consists of a current expense of $7,862, which represents an effective tax rate of 35% (statutory federal income tax rate).

Deferred tax assets and liabilities represent the future tax effects on income taxes resulting from temporary differences at the end of the year. The effect of the temporary difference related to start up costs results in a deferred tax asset of $26,046. The Company has weighed all available evidence, both positive and negative, to determine whether a valuation allowance was needed. No valuation allowance has been provided for the deferred tax asset because management believes it is more-likely-than-not that the full amount of the net deferred tax asset will be realized in the future.

(7) Commitments and Contingencies

The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company's liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company's potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

(8) Subsequent Events

The Company evaluated subsequent events from December 31, 2012, the date of these financial statements, through February 26, 2013, the date these financial statements were issued and available.

BHIL DISTRIBUTORS, INC.

(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital:		
Total shareholders' equity from Statement of Financial Condition	$	406,053
Deductions for nonallowable assets:		
Accounts receivables (aged greater than 30 days)		6,196
Prepaid expenses		19,782
Deferred tax asset		26,046
Total deductions for nonallowable assets		52,024
Net capital	$	354,029
Aggregate indebtedness:		
Items included on the Statement of Financial Condition:		
Distribution fees payable	$	588,802
Due to Affiliate		87,340
Accounts payable and accrued expenses		14,951
Federal income taxes payable		7,862
Total aggregate indebtedness	$	698,955
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	46,597
Net capital in excess of required minimum	$	307,432
Ratio of aggregate indebtedness to net capital*		1.9743 to 1.00
Aggregate indebtedness capacity with a 12 to 1 ratio to net capital*	$	3,549,393

* The Company's Aggregate Indebtedness to Net Capital ratio must be less than 15 to 1. A warning will be issued to FINRA, the FINOP and CCO if the Aggregate Indebtedness to Net Capital ratio reaches 12 to 1.

Reconciliation between the Company's computation above and that included in the unaudited Part IIA FOCUS Report as of December 31, 2012 ("FOCUS Report"):		
Net capital, as reported in the Company's FOCUS Report	$	380,075
Adjustment to record nonallowable deferred tax asset		(26,046)
Net capital per the above computation	$	354,029
Aggregate indebtedness, as reported in the Company's FOCUS Report	$	672,909
Adjustment to record increase to due to affiliate		26,046
Aggregate indebtedness per the above computation	$	698,955

(Continued)

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, continued

December 31, 2012

Reconciliation between the Company's computation above and that included in the unaudited Part IIA FOCUS Report as of December 31, 2012 ("FOCUS Report") (continued):

Minimum net capital required (greater of 6 – 2/3% of aggregate indebtedness or $5,000), as reported in the Company's FOCUS Report	$	44,861
Impact of adjustment above		1,736
Minimum net capital required (greater of 6 – 2/3% of aggregate indebtedness or $5,000) per the above computation	$	46,597
Net capital in excess of required minimum, as reported in the Company's FOCUS Report	$	335,214
Impact of adjustment above		(27,782)
Net capital in excess of required minimum per the above computation	$	307,432
Ratio of aggregate indebtedness to net capital, as reported in the Company's FOCUS Report		1.7705 to 1.00
Ratio of aggregate indebtedness to net capital per the above computation		1.9743 to 1.00

See accompanying report of independent registered public accounting firm.

Schedule II

BHIL DISTRIBUTORS, INC.
(A Wholly-owned Subsidiary of Beacon Hill Fund Services, Inc.)

Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements under
Securities and Exchange Commission Rule 15c3-3

December 31, 2012

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

See accompanying report of independent registered accounting firm.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
BHIL Distributors, Inc.:

In planning and performing our audit of the financial statements of BHIL Distributors, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 26, 2013